SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Airport

Schiphol Boulevard 217

1118 BH Schiphol, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of August 2013

List of Exhibits:

Exhibit 99.1	News Release entitled, “CNH Announces Preliminary Results of Initial Elections to Receive Special Voting Shares”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

August 14, 2013

Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations                                                                                                                                +1 (630) 887-3745

CNH Announces Preliminary Results of Initial Elections to Receive Special Voting Shares

BURR RIDGE, IL — (August 14, 2013) — CNH Global N.V. (NYSE: CNH) announced today the preliminary results of the initial elections made by CNH shareholders to receive one additional special voting share of CNH Industrial (as defined below) for each common share of CNH Industrial they will receive upon effectiveness of the merger of CNH with and into FI CBM Holdings N.V. (to be renamed CNH Industrial N.V., “CNH Industrial”). To be eligible to make the initial election to receive special voting shares, CNH shareholders were required to participate in the CNH extraordinary general meeting of shareholders held on July 23, 2013, including by proxy, and submit a duly completed election form to Computershare Trust Company, N.A., the agent for the special voting share election, by 5:00 PM New York City time on August 13, 2013. Based on a preliminary count by Computershare Trust Company, N.A., a total of 423 elections, representing 6,056,289.691 shares, were received by the agent prior to the expiration of the initial election period.

The number of elections to receive special voting shares and the number of special voting shares to be issued upon effectiveness of the merger are preliminary. In order to receive the special voting shares, the electing CNH shareholders must continue to hold their shares through the effective time of the merger described above. The actual number of CNH shareholders who will receive special voting shares in CNH Industrial and the number of special voting shares in CNH Industrial to be issued to CNH shareholders will be announced promptly following completion of the merger.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,500 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). Further information on CNH and its Case and New Holland products can be found on the corporate website www.cnh.com.

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This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission on June 21, 2013. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s and FI CBM Holdings N.V.’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with Fiat Industrial. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012, filed by CNH with the SEC on March 1, 2013. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.